# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonder Holdings Inc., CIK 0001819395
CUSIP: 83542D300
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 447 Sutter St, Suite 405 #542, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001326389

## Reporting persons
- Polar Asset Management Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 2,894,607; shared voting power 0; sole dispositive power 2,894,607; shared dispositive power 0; aggregate amount beneficially owned 2,894,607 (19.9% of the class)

## Item 1. Issuer
Name of issuer: Sonder Holdings Inc.
Address of issuer's principal executive offices: 447 Sutter St,Suite 405 #542,San Francisco,CA,94108

## Item 2. Person Filing
Name of person filing: Polar Asset Management Partners Inc.
Address of principal business office or, if none, residence: 16 York Street, Suite 2900, Toronto, Ontario, M5J 0E6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission

## Item 4. Ownership
Amount beneficially owned: 2894607
Percent of class: 19.9
Sole power to vote or to direct the vote: 2894607
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: A total of 5,000,000 shares of Series A Preferred Stock of the Issuer (the "Preferred Stock"), which are convertible into 5,000,000 shares of Common Stock, may be deemed to be beneficially owned by the reporting persons. The Preferred Stock held is subject to a 19.99% blocker (the "19.99% Blocker") whereby they are not convertible to the extent that following such conversion, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 19.99% of the Issuer's outstanding Common Stock. Accordingly, the number and percentage of shares of Common Shock reported as beneficially owned, as calculated pursuant to Section 13(d), consists of 2,894,607 shares of Common Stock issuable upon conversion of 2,894,607 shares of Preferred Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Polar Asset Management Partners Inc.: Andrew Ma, Chief Compliance Officer (03/07/2025)